UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 2)*

RSC HOLDINGS INC.
(Name of issuer)

 Common Stock, no par value
____________________________
(Title of class of securities)

 74972L 102
_____________
(CUSIP number)

December 31, 2011
__________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)

CUSIP No. 74972L 102	13G/A	Page 2 of 6 Pages

1.    Name of Reporting Person
       I.R.S. Identification Nos. of above persons (entities only).

 Atlas Copco Finance S.à.r.l.

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.    SEC Use Only

4.    Citizenship or Place of Organization
  Luxembourg

Number of	5.	Sole Voting Power
Shares		0
Beneficially
Owned by	6.	Shared Voting Power
Each		0
Reporting
Person	7.	Sole Dispositive Power
With:		0

	8.	Shared Dispositive Power
		0

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
 ☐

11.	Percent of Class Represented by Amount in Row (9)

0%

12.	Type of Reporting Person (See Instructions)

 CO

CUSIP No. 74972L 102	13G/A	Page 3 of 6 Pages

Item 1	(a)	Name of Issuer:
RSC Holdings Inc.

	(b)	Address Of Issuer's Principal Executive Offices:
6929 E. Greenway Parkway
Scottsdale, AZ 85254

Item 2	(a)	Name of Person Filing:
Atlas Copco Finance S.à.r.l.

	(b)	Address of Principal Business Office, or, if none, Residence:
16, Avenue Pasteur
L-2310 Luxembourg

	(c)	Citizenship:
Luxembourg

	(d)	Title of Class of Securities:
Common Stock

	(e)	Cusip Number:
74972L 102

Item 3	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F).
	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group in accordance with §240.13d-1(b)(ii)(J).
N/A

CUSIP No. 74972L 102	13G/A	Page 4 of 6 Pages

Item 4	Ownership

(a) Amount beneficially owned:
0
(b) Percent of class:
0%
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
0
(ii) Shared power to vote or to direct the vote
0
(iii) Sole power to dispose or to direct the disposition of
0
(iv) Shared power to dispose or to direct the disposition of
0

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6	Ownership of More Than Five Percent on Behalf Of Another Person

 N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8	Identification and Classification of Members of The Group

N/A

Item 9	Notice of Dissolution of Group

The Reporting Person is a party to an Amended and Restated Stockholders Agreement, dated as of May 29, 2007 (as amended on August 24, 2009, the “Stockholders Agreement”), among RSC Acquisition LLC and RSC Acquisition II LLC (the “Ripplewood Funds”), OHCP II RSC, LLC, OHCMP II RSC, LLC, OHCP II RSC COI, LLC (collectively, the “Oak Hill Funds”), the Issuer and certain members of RSC Holdings Inc.’s management.  Subject to certain conditions, the Stockholders Agreement requires the parties to vote their shares of the common stock of the Issuer (the “Common Stock”) for directors that are designated in accordance with the provisions of the Stockholders Agreement and places certain restrictions on transfers by the parties thereto.  These restrictions include restrictions on disposition to competitors and in certain prohibited transactions (unless approved by the Board of the Issuer).  The Stockholders Agreement was amended and can currently be amended to change the composition of the Board without the signature of the Reporting Person being required on such amendment.  As such, the Reporting Person essentially relinquished its rights to direct the voting of its shares in the election of directors, but retained sole voting power in other matters. Pursuant to the Stockholders; Agreement, once the Ripplewood Funds hold less than 4,000,000 shares they are no longer parties to the Stockholders’ Agreement.  Pursuant to the Schedule 13G filed by the Ripplewood Funds on January 27, 2011 they hold less than 4,000,000 shares and are thus no longer parties to the Stockholders Agreement.

CUSIP No. 74972L 102	13G/A	Page 5 of 6 Pages

The Reporting Person previously disclaimed beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement and disclaimed being part of a group with other parties to the Stockholders Agreement.   In addition to the reasons stated above and previously stated, as the Reporting Person holds no shares of stock in the Issuer it yet again disclaims being part of a group.

Amendment No. 1 to the Stockholders Agreement is filed as Exhibit 4.7.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2009 and is incorporated herein by reference. The Stockholders Agreement is filed as Exhibit 4.7 to the Issuer’s Registration Statement on Form S-1 (File No. 140644) filed with the Securities and Exchange Commission on May 4, 2007 and is incorporated herein by reference.

Item 10	Certification

N/A

CUSIP No. 74972L 102	13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2012
Date

/s/ Mark Cohen
Signature

Mark Cohen/Manager
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)